Emerald Health Therapeutics Promotes Two Executives to Senior Roles

VANCOUVER, February 5, 2021- Emerald Health Therapeutics, Inc. ("Emerald") (TSXV: EMH; OTCQX: EMHTF) has promoted Orville Bovenschen to the position of Senior Vice President, Operations and Rebecca Wong to Senior Vice President, Quality & Regulatory Affairs.

Mr. Bovenschen has over 16 years of progressive experience in financial management, project and operations management, and strategy development and operational planning, including risk management. With Emerald since 2017, he has overseen the planning and management of all construction and facility development projects. Over the past year serving as General Manager he has been responsible for multiple initiatives focused on enhancing operational execution and productivity.

"Orville has most recently been responsible for driving improved outcomes and efficiencies in our processing operations and helping us to consider novel revenue streams. He is a result-oriented leader with strong capabilities to establish a well-founded operational strategy and an accountable operational team, and I am confident that he will be instrumental in helping execute our plan for growth," said Riaz Bandali, President and CEO of Emerald.

Mr. Bovenschen was previously a senior member of the construction joint venture responsible for the Riyadh metro project, a rapid transit system under construction in Saudi Arabia which, with a US$22B contract value, is one of the largest construction projects in the world. Prior to that he served in various management roles for Strukton, the fourth largest engineering and construction company in the Netherlands.

Mr. Bovenschen holds a Master of Business Administration from Nyenrode Business University and a Bachelor of Business Administration from NCOI in Utrecht, Netherlands.

Ms. Wong joined Emerald as Vice President Quality and Regulatory Affairs in March 2018. She has been responsible for regulatory licensing and quality at Emerald's cultivation, production and product development facilities, ensuring that Emerald's sites, systems, and products meet Health Canada requirements and for leading the regulatory process to obtain Health Canada approval for new licences and to expand the licences to cover new activities, products and facilities.

"Rebecca has established strong quality systems and processes within Emerald and has fostered a culture of commitment to the utmost standards of compliance. This is reflected in our inspection history across all our sites and our ability to bring high quality, innovative cannabis 2.0 and 3.0 products to the market efficiently while adhering to the highest standards of Health Canada regulations. Her background and experience are also a tremendous asset as we look to build a new growth vector focused on cannabinoid-based pharmaceutical medicines into Emerald's redefined strategic plan," commented Mr. Bandali.

Ms. Wong has over 30 years of quality and regulatory management experience in pharmaceutical and life science companies regulated to Canadian, US, European and international requirements. She has been responsible for establishing quality systems and ensuring regulatory compliance through all phases of product development from GPP, GLP, GCP, and GMP for cannabis, pharmaceuticals, medical devices, combination products and biologicals. She was previously Executive Director of Quality Assurance at Novelion Therapeutics (formerly QLT Inc.) and worked for life science companies including MDS Nordion, Cangene Corporation, and Biomira Inc. Ms. Wong earned a B.Sc. (Microbiology) from the University of Alberta.

Emerald also announces that it has terminated its letter of intent with Sigma Analytical Services Inc., announced March 9, 2020, which contemplated the acquisition by Sigma of Emerald's Avalite cannabis analytical testing operation.

About Emerald Health Therapeutics

Emerald is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis products with an emphasis on innovation, science and product excellence.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

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Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include operations of the Subsidiaries and production of cannabis products.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; regulatory changes; changes in prices and costs of inputs; demand for products; changes in business strategy; as well as the risk factors described in Emerald's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.